Exhibit 99.1

AKIN GUMP STRAUSS HAUER & FELD LLP
Michael S. Stamer (MSS-4900)
Shuba Satyaprasad (SS-5875)
590 Madison Avenue
New York, NY 10022
(212) 872-1000 Telephone
(212) 872-1002 Facsimile
Counsel to the Senior Notes Ad Hoc Noteholders’ Committee

MILBANK, TWEED, HADLEY & MCCLOY LLP
Luc A. Despins (LD-5141)
Matthew S. Barr (MB-9170)
1 Chase Manhattan Plaza
New York, NY 10005
(212) 530-5000 Telephone
(212) 530-5219 Facsimile
Counsel to Satélites Mexicanos, S.A. de C.V.

WILMER CUTLER PICKERING HALE AND DORR LLP
Andrew Goldman (AG-1010)
399 Park Avenue
New York, NY 10022
(212) 230-8800 Telephone
(212) 230-8888 Facsimile
           -and-
Mark N. Polebaum
Dennis L. Jenkins
George W. Shuster, Jr.
60 State Street
Boston, MA 02109
(617) 526-6000 Telephone
(617) 526-5000 Facsimile
Counsel to the Floating Rate Notes Ad Hoc Noteholders’ Committee

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK

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:
In re:	:	Involuntary Chapter 11
:
SATÉLITES MEXICANOS, S.A. DE C.V.,	:	Case No. 05-13862 (RDD)
:
Alleged Debtor.	:
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STIPULATION TO EXTEND TIME TO ANSWER OR OTHERWISE RESPOND
TO INVOLUNTARY PETITION

     This Stipulation is made and entered into this 13th day of June 2005, by Satélites Mexicanos, S.A. de C.V. (“Satmex”), subject to the terms set forth below, and the members of (i) the informal committee of holders of Satmex’s Senior Secured Floating Rate Notes due 2004 (the “Floating Rate Notes Ad Hoc Noteholders’ Committee”) and (ii) the informal committee of holders of Satmex’s 10 1/8% Senior Notes due 2004 (the “Senior Notes Ad Hoc Noteholders’ Committee;” together with the Floating Rate Notes Ad Hoc Noteholders’ Committee, the “Ad Hoc Committees”). The members of the Ad Hoc Committees are the petitioning creditors in this involuntary chapter 11 case and shall be referred to herein collectively as the “Petitioning Creditors.”

Stipulation June 2005

     WHEREAS, on or about May 25, 2005, the Petitioning Creditors filed an involuntary petition (the “Involuntary Petition”) against Satmex in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”), commencing the above-captioned involuntary chapter 11 case; and

     WHEREAS, Satmex and the Petitioning Creditors have agreed to the entry of an order by the Bankruptcy Court extending the time period within which Satmex must answer or otherwise respond to the Involuntary Petition, including, but not limited to, the filing of any defenses or objections to the Involuntary Petition and the Bankruptcy Court’s jurisdiction over Satmex.

     NOW, THEREFORE, for good, valuable, fair and reasonably equivalent consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

     1. The Petitioning Creditors and Satmex agree, subject to Bankruptcy Court approval, that the time period within which Satmex must file and serve a response, if any, to the Involuntary Petition or object to the Bankruptcy Court’s jurisdiction over Satmex is hereby extended to the earliest of (i) July 7, 2005, (ii) if any case, application, or demand is filed against Satmex under the Ley de Concursos Mercantiles of Mexico (“Concurso Law”) prior to June 27, 2005, the later to occur of June 23, 2005 and the fifth (5th) business day following the earlier of Satmex obtaining knowledge of (x) a filing by any person or (y) admission by a court of any such case, application or demand, and (iii) if Satmex files a case, application, or demand or otherwise seeks protection under the Concurso Law prior to June 27, 2005, the date Satmex files such case, application or demand or otherwise seeks protection under the Concurso Law (the “Response Deadline”), which Response Deadline shall not be extended unless agreed to by the parties and approved by the Bankruptcy Court. Satmex agrees that it shall not seek an extension of the Response Deadline without the prior consent of the Petitioning Creditors.

     2. The Parties agree that this Stipulation and filing of this Stipulation is not a recognition, acknowledgement or consent by Satmex that any controversy exists with its creditors or any restructuring or liquidation is pending relating to Satmex or that Satmex is or could be subject to the laws of the United States of America or subject to the jurisdiction of any court in the United States of America. The Parties further agree that this Stipulation is not intended to and shall not amend, modify, supplement or affect any indentures or other agreement to which Satmex is a party. Satmex hereby reserves all of its rights to object to the Involuntary Petition and the Bankruptcy Court’s jurisdiction over Satmex. The Petitioning Creditors hereby reserve all of their rights with respect to the Involuntary Petition.

[SIGNATURES APPEAR ON FOLLOWING PAGE]

Stipulation June 2005

AKIN GUMP STRAUSS HAUER & FELD LLP

/s/ Michael S. Stamer

Michael S. Stamer (MSS-4900)
Shuba Satyaprasad (SS-5875)
590 Madison Avenue
New York, NY 10022
(212) 872-1000 Telephone
(212) 872-1002 Facsimile

Counsel to the Senior Notes Ad Hoc Noteholders’ Committee

MILBANK, TWEED, HADLEY & MCCLOY LLP

/s/ Matthew S. Barr

Luc A. Despins (LD-5141)
Matthew S. Barr (MB-9170)
1 Chase Manhattan Plaza
New York, NY 10005
(212) 530-5000 Telephone
(212) 530-5219 Facsimile

Counsel to Satélites Mexicanos, S.A. de C.V.

So Ordered: /s/Robert D. Drain
                    Bankruptcy Judge
Date: June 14, 2005

WILMER CUTLER PICKERING HALE AND DORR LLP

/s/ Andrew Goldman

Andrew Goldman (AG-1010)
399 Park Avenue
New York, NY 10022
(212) 230-8800 Telephone
(212) 230-8888 Facsimile
and
Mark N. Polebaum
Dennis L. Jenkins
George W. Shuster, Jr.
60 State Street
Boston, MA 02109
(617) 526-6000 Telephone
(617) 526-5000 Facsimile

Counsel to the Floating Rate Notes Ad Hoc Noteholders’ Committee

Stipulation June 2005